Exhibit 28.1



                                                 FOR IMMEDIATE RELEASE
                                                 JANUARY 29, 2003
                                                 FOR ADDITIONAL INFORMATION
                                                 CONTACT: RANDY J SIZEMORE
                                                          SR VICE PRESIDENT, CFO
                                                                  (260) 358-4680



                    NORTHEAST INDIANA BANCORP, INC. ANNOUNCES
                   EIGHTH ANNUAL SHAREHOLDER MEETING DATE AND
                             QUARTERLY CASH DIVIDEND

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced that the Corporation will hold its eighth annual shareholders' meeting on April 23, 2003 at 1:00 PM eastern standard time. The meeting will be held in the boardroom of First Federal Savings Bank at 100 Frontage Road, Huntington Indiana. The holders of record date for the annual meeting will be March 7, 2003.

The Company also announced a quarterly cash dividend of $0.13 per share. This cash dividend will be payable on February 25, 2003 to shareholders of record on February 11, 2003.

The book value of NEIB's stock was $17.74 per share as of December 31, 2002. The last reported trade of the Company's stock at the close of business on January 28, 2003 was $15.23 per share and the number of outstanding shares was 1,494,258 as of the same date. The company reported total assets of $225.0 million as of December 31, 2002.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The Company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The Company is traded on the NASDAQ National Market under the symbol "NEIB".